Mail Stop 3561

April 28, 2008

James H. DeGraffenreidt, Jr.
Chief Executive Officer
WGL Holdings, Inc. and Washington Gas Light Company
101 Constitution Ave., N.W.
Washington D.C. 20080

      Re: WGL Holdings, Inc. and Washington Gas Light Company
               Form 10-K for the period ended September 30, 2007 filed November 27, 2007
               File No. 000-49807

Dear Mr. DeGraffenreidt:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      H. Christopher Owings
      Assistant Director